Exhibit (a)(5)(B)

FORM OF NOTICE OF
AMENDMENT OF ELIGIBLE OPTIONS
AND ELIGIBILITY FOR CASH BONUS

To: [Holder]

We are pleased to announce that we have completed our Offer to amend Eligible Options. As a result of the Offer, we have accepted submitted acceptances of the Offer with respect to Eligible Options covering approximately          shares of HCC common stock and have amended the per share exercise price of each such option to the closing share price of HCC common stock on the actual measurement date for each such option for tax purposes. In addition, the participants whose Eligible Options have been amended in accordance with the Offer are now eligible to receive special cash bonuses (each, a “Cash Bonus”) in the aggregate amount of up to $      million to compensate them for the increase in the exercise prices per share in effect for their amended options.

As part of our acceptance process, we accepted and amended your Eligible Options as set forth on Exhibit A.  Accordingly, the adjusted exercise price per share in effect for each of your amended Eligible Options is as set forth on Exhibit A. Each of your amended Eligible Options will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for such option. The amendment has had no effect on the option’s vesting schedule, exercise period, option term or any other term of the option. However, to the extent an Eligible Option was an incentive stock option such option will be deemed to be a non-qualified option as of the original grant date (and this is so whether or not you have accepted the Offer to Amend).

By accepting the Offer with respect to the Eligible Options set forth on Exhibit A, you became eligible to receive, and HCC agrees to pay to you, the Cash Bonus as set forth on Exhibit A. You must remain employed by us on the date each portion of your Eligible Option is scheduled to vest to receive the Cash Bonus payable with respect to such portion of your Eligible Option.

We must withhold all applicable U.S. federal, state and local income and employment withholding taxes as well as all applicable foreign tax and other payments from each Cash Bonus payment, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld.

Your eligibility to receive the Cash Bonus is subject to the terms and conditions of the Offer as set forth in the Offer to Amend and the related Letter of Transmittal (collectively, the “Offer Documents”), all of which are incorporated herein by reference. The Offer Documents reflect the entire agreement between you and HCC with respect to this transaction. That agreement may be amended only by means of a writing signed by you and an authorized officer of HCC.

HCC INSURANCE HOLDINGS, INC.

By:

Title:

Printed
Name:

Date
Signed:

Exhibit A

Amended Eligible Options Held by [Holder]

Number
		Number	Original	Amended	of Shares
Option	Grant	of Shares	Exercise	Exercise	Constituting an	Cash
Number	Date	Granted	Price	Price	Eligible Option	Bonus

The Cash Bonus will have two components. First, the Cash Bonus payable with respect to Eligible Option shares that are vested or scheduled to vest prior to January 1, 2008 will be paid to you on the first payroll date after January 1, 2008, provided such Eligible Option shares are vested as of such date. Second, any Cash Bonus payable with respect to Eligible Option shares that are scheduled to vest after December 31, 2007 will be paid to you on the last business day of the calendar quarter in which any such portion of your Eligible Option shares vest. You must remain employed by us on the date each portion of your Eligible Option is scheduled to vest to receive the Cash Bonus payable with respect to such portion of your Eligible Option.

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